Exhibit 10.1

April 28, 2011

James F. Haworth

10820 Bear Island Ave.

Orland Park, Illinois 60467

RE:	Offer of Employment

Dear James,

I am pleased to offer you employment as Chief Executive Officer of Lighting Science Group Corporation (“LSG”) under the following terms of this offer of employment (this “Agreement”).

POSITION AND DUTIES:	You will report to LSG’s Board of Directors (the “Board”) and will have such duties and responsibilities as are customarily exercised by a person holding the position of Chief Executive Officer and as the Board may specify.

During your employment with LSG and except as otherwise agreed by the Board, you will devote your full employable time, attention and best efforts to the business affairs of LSG.

TERM:	Subject to earlier termination in accordance with the terms of this Agreement, your employment with LSG under this Agreement (the “Term”) will commence on April 28, 2011 (the “Effective Date”) and will end on May 1, 2015; provided that the Agreement will be automatically renewed for an additional year on May 1, 2015 and each May 1 thereafter unless either party has given written notice to the other party of an intent not to renew at least 60 days prior to the renewal date.

BASE SALARY:	For the initial two week period of the Term (the “Transition Period”), your annual base salary will be Twenty Thousand United States Dollars ($20,000.00), and during the remainder of the Term, your monthly base salary (“Base Salary”) will be Thirty-Four Thousand One Hundred Sixty-Six United States Dollars and Sixty-Six Cents ($34,166.66) (annualized $410,000), less standard payroll deductions and all required withholdings, payable in accordance with LSG’s usual payroll practices, subject to annual review by the Board (or an appropriate committee thereof). During the Transition Period, LSG understands and agrees that while you will be employed by LSG, you may provide certain transition services to prior employer, provided that you comply with all applicable confidentiality and other legal obligations with respect to both LSG and your prior employer.

BONUS:	During the Term, you will be eligible to participate in all executive bonus plan(s) in which senior executives of LSG participate as the Board, in its sole discretion, may from time to time establish, at a level commensurate to your position with LSG.

EQUITY-BASED COMPENSATION:

You will be eligible to receive awards under LSG’s long-term incentive plan for executives.

On the Effective Date, LSG will award you 1,000,000 shares of restricted common stock of LSG, par value $0.01 per share, (the “Restricted Stock”), which will be subject to the terms and conditions specified in the applicable award agreement and the Lighting Science Group Corporation Amended and Restated Equity-Based Compensation Plan (the “Equity Plan”). The Restricted Stock award agreement will include, without limitation, the following terms and conditions: (a) vesting of 100% of such award on the fourth anniversary of the Effective Date (subject to early termination or forfeiture in accordance with the award agreement); (b) vesting of 100% of such award upon a “Change in Control” (as defined below); (c) upon termination of your employment (i) by LSG without “Cause” (as defined below), (ii) by you for “Good Reason” (as defined below), or (iii) due to your death or “Disability” (as defined below), vesting of a pro rata portion of the Restricted Stock award, such pro rata portion determined based on a fraction equal to the number of months you were employed by LSG after Effective Date over 48; and (d) in the event that your employment is terminated for Cause, or you violate the CONFIDENTIALITY or NON-COMPETITION/NON-SOLICITATION provisions of this Agreement, (i) immediate forfeiture of the unvested Restricted Stock, (ii) a right of LSG to repurchase any vested shares held by you for an amount equal to the fair market value of such shares on the date of LSG’s repurchase, and (iii) with respect to the violation of the CONFIDENTIALITY or NON-COMPETITION/NON-SOLICITATION provisions of this Agreement, immediate payment by you to LSG of any gain that you realized on the sale of any shares of Restricted Stock that you sold within the 180-day period preceding or the 12 month period following the date of such violation.

On the Effective Date, LSG will also award you option(s) to purchase up to an aggregate of 1,000,000 shares of common stock of LSG, par value $0.01 per share (the “Option”), at a price equal to the fair market value of the stock on the date of grant, which will be subject to the terms and conditions specified in the applicable award agreement and the Equity Plan[2]. The Option award agreement(s) will include, without limitation, the following terms and conditions: (a) annual vesting of 50% of the Option each year, beginning on the first anniversary of the Effective Date (subject to early termination or forfeiture in accordance with the award agreement); (b) vesting of 100% of such award upon a Change in Control; (c) upon termination of your employment (i) by LSG without Cause, (ii) by you for Good Reason, or (iii) due to your death or Disability, vesting of a pro rata portion of the Option award, such pro rata portion determined based on a fraction equal to the number of months you were employed by LSG after the Effective Date over 24; and (d) in the event that you are terminated for Cause or you violate the CONFIDENTIALITY or NON-COMPETITION/NON-SOLICITATION provisions of this Agreement, (i) immediate forfeiture of the unvested Option, (ii) a right of LSG to repurchase any shares obtained by exercise of the Option held by you for an amount equal to the fair market value of such shares on the date of LSG’s repurchase, and (iii) with respect to the violation of the CONFIDENTIALITY or NON-COMPETITION/NON-SOLICITATION provisions of this Agreement, immediate payment by you to LSG of any gain that you realized on the sale of any shares obtained by exercise of the Option that you sold within the 180-day period preceding or the 12 month period following the date of such violation.

BENEFITS:	During the Term, you (and, as applicable, your eligible dependents) will be eligible to participate in LSG’s employee benefit plans and perquisite and fringe benefit programs on a basis no less favorable than such benefits and perquisites are provided to LSG’s other senior executives. You will be entitled to twenty (20) days of paid vacation during each full calendar year beginning after the Effective Date, and a prorated portion of such number of days in 2011. LSG retains the right to modify, amend or terminate its employee benefit plans and programs at any time.

RELOCATION:	LSG will reimburse the reasonable, documented out-of-pocket expenses incurred by you in connection with relocating your primary residence to the Satellite Beach, Florida area, in accordance with your previous correspondence with LSG representatives.

TERMINATION DUE TO DEATH OR DISABILITY:	This Agreement will terminate upon your death or Disability. If you die or become Disabled during the term of this Agreement, you or your estate, as applicable, will be entitled to receive (i) your Base

Salary through the date of termination, (ii) any earned but unpaid annual bonus for any year prior to the year of termination, and (iii) an additional amount, calculated by multiplying (A) your Base Salary for the calendar year of your termination by, (B) the highest participation factor actually used by LSG to calculate payments with respect to the other executives under the LSG bonus program in the bonus year of your termination (e.g., 50% is the highest paid to executives, 50% payable to you), by (C) a fraction, the numerator of which is the number of days you were employed by LSG during the applicable bonus year, and the denominator of which is 365, provided that no amount shall be payable pursuant to this clause (iii) unless the Board (or appropriate committee thereof) determines that the bonus program performance metrics established by the Board (or appropriate committee thereof) for the applicable bonus year were achieved with respect to LSG’s performance (collectively, (i), (ii), and (iii) are the “Accrued Amounts”). Upon termination of this Agreement due to your death or Disability, you or your estate, as applicable, will also be entitled to continuation of your Base Salary for 90 days following such death or Disability. The Company will pay the amount provided in clause (iii) on the date that the annual bonus would otherwise have been payable to you if your employment had not terminated. All other benefits, if any, due to you or your estate, as applicable, will be determined in accordance with LSG’s plans, policies and practices.

“Disability” means your incapacitation or disability by accident, sickness or otherwise so as to render you mentally or physically incapable of performing your duties under this Agreement, for any period of 90 consecutive days or for an aggregate of 120 days in any period of 365 consecutive days; provided that such incapacitation or disability causes you to be “disabled” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

TERMINATION FOR CAUSE; VOLUNTARY RESIGNATION:	At any time during the Term (i) LSG may terminate your employment under this Agreement for Cause by written notice specifying the grounds for Cause, and (ii) you may terminate your employment under this Agreement voluntarily (that is, other than due to death or Disability or for Good Reason). If LSG terminates your employment for Cause, you will be entitled to receive your Base Salary through the date of termination. If you terminate your employment voluntarily, you will be entitled to (i) your Base Salary through the date of termination and (ii) any earned but unpaid annual bonus for any year prior to the year of termination.

“Cause” means your: (a) willful material breach of your obligations under this Agreement, which breach you fail to cure, if curable, within thirty (30) days after receipt of a written notice of such breach; (b) gross negligence in the performance or intentional non-performance of your material duties to LSG or any of its affiliates; (c) conviction of a felony or a crime of moral turpitude; (d) conviction of a material act of deceit, fraud, perjury or embezzlement that involves or directly or indirectly causes harm to LSG or any of its affiliates; or (e) repeatedly (i.e., on more than one occasion) being under the influence of drugs or alcohol (other than over-the-counter or prescription medicine or other medically-related drugs to the extent they are taken in accordance with their directions or under the supervision of a physician) during the performance of your duties to LSG or any of its affiliates, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of your duties to LSG or any of its affiliates.

“Good Reason” means the occurrence, without your prior written consent, of any of the following events: (a) any material breach by LSG of its obligations under this Agreement; (b) a reduction in your Base Salary (other than a reduction made in connection with an across-the-board proportionate reduction in the base salaries of all employees of LSG with a position of director or above that is no more than 10% of Base Salary); (c) a material reduction by LSG in the kind or level of employee benefits to which you are entitled immediately prior to such reduction (other than a reduction generally applicable to all executive level employees of LSG that, in combination with any reduction in Base Salary, does not reduce your total compensation by more than 10%); (d) a material reduction by LSG of your duties and level of responsibilities; or (e) the Company’s requiring you to be based at any office or location that is more than 50 miles from Satellite Beach, Florida; provided, that any such event described in (a) through (e) above will not constitute Good Reason unless you deliver to LSG a written notice of termination for Good Reason within ninety (90) days after you first learn of the existence of the circumstances giving rise to Good Reason, and within thirty (30) days following the delivery of such notice LSG has failed to cure the circumstances giving rise to Good Reason.

TERMINATION WITHOUT CAUSE; RESIGNATION FOR GOOD REASON:	If LSG terminates your employment under this Agreement without Cause or you resign prior to the end of the Term for Good Reason, you will be entitled to the Accrued Amounts (payable as set forth in the Section entitled TERMINATION DUE TO DEATH OR

DISABILITY) and LSG will pay you an amount equal to one and one-half times (1.5x) your annual Base Salary, which amount will be paid to you in substantially equal installments during the eighteen (18) month period following such termination in accordance with LSG’s payroll practices, provided that the payments due within the first fifty-two (52) days after termination will be accrued and paid on the first payroll date on or after the fifty-second (52nd) day following your termination. The severance payment will be conditional upon your first executing and returning within 45 days immediately (or such shorter period as LSG may prescribe) after your termination (and not revoking) a valid waiver and release of all claims that you may have against LSG and its affiliates, in the form attached hereto as Exhibit A (the “Waiver and Release”). The “Severance Period” means the 18-month period following termination by LSG without Cause or your resignation for Good Reason.

TERMINATION DUE TO CHANGE IN CONTROL:	If, within two (2) years after a Change in Control, your employment is terminated by LSG or its successor without Cause or you resign for Good Reason, then, in lieu of the severance payment set forth above, LSG will pay you an amount equal to two times (2x) your annual Base Salary, which amount will be paid to you in substantially equal installments during the twenty-four (24) month period following such termination in accordance with LSG’s payroll practices, provided that the payments due within the first fifty-two (52) days after termination will be accrued and paid on the first payroll date on or after the fifty-second (52nd) day following your termination. The severance payment will be conditional upon your first executing and returning within 45 days immediately (or such shorter period as LSG may prescribe) after your termination (and not revoking) the Waiver and Release. The “Change in Control Severance Period” means the 24-month period following termination by LSG without Cause or your resignation for Good Reason, in either case within two years after a Change in Control.

If a Change in Control occurs, and the consideration received by LSG stockholders in such Change in Control is at least $4.50 per share of common stock, and a determination is made by legislation, regulation, or ruling directed to LSG or you, or court decision, that the aggregate amount of any payment made to you hereunder, or pursuant to any plan, program, or policy of LSG in connection with, on account of, or as a result of such Change in Control constitutes “excess parachute payments” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), subject to the excise tax provisions of Code Section 4999, or any successor sections thereof, you shall be entitled to receive from LSG, in addition to any other amounts payable hereunder, a lump-sum payment equal to 100% of such excise tax (the amount of such excise tax determined without regard to the payment contemplated in this paragraph). Such amount shall be payable to you as soon as practicable after such final determination is made, provided that such payment will be made not later than the end of your taxable year next following the taxable year in which you remit the excise tax. LSG and you shall mutually and reasonably determine whether or not such determination has occurred and whether any appeal to such determination should be made.

“Change in Control” will have the meaning given to such term in the Equity Plan, or any successor thereto.

BENEFITS CONTINUATION:	During the Severance Period or the Change in Control Severance Period (as the case may be), you and any dependents will continue to be covered by all group health, accident, and life insurance plans or arrangements made available by LSG in which you or your dependents were participating immediately prior to the date of your termination as if you continued to be an employee of LSG, provided that, if participation in any one or more of such plans and arrangements is not possible under the terms thereof, LSG will take commercially reasonable steps to provide substantially similar benefits to the extent consistent with applicable law. Your right to continuation of coverage under the group health plans of LSG pursuant to Section 4980B of the Code (or any successor section) shall commence at the end of the Severance Period or the Change in Control Severance Period (as the case may be).

CONFIDENTIALITY:	LSG shall provide you “Confidential Information” (as defined below) for the performance of your duties for LSG. You agree and acknowledge that LSG and its affiliates have a legitimate and continuing proprietary interest in the protection of its Confidential Information and that it has invested substantial time, money and effort and will continue to invest substantial time, money and effort to develop, maintain and protect such Confidential Information. During your employment and at all times thereafter, you will not, except with LSG’s written consent or in connection with carrying out your duties and responsibilities for LSG, furnish or make accessible to anyone or use for your own benefit or the benefit of anyone else any trade secrets, confidential or proprietary information of LSG and its affiliates, including business plans, marketing plans, strategies, systems, programs, methods, employee lists, computer programs, insurance profiles and client lists (hereafter referred to as “Confidential Information”); provided, that such Confidential

Information shall not include information which at the time of disclosure or use, was generally available to the public other than by a breach of this Agreement or was available to the party to whom disclosed on a non-confidential basis by disclosure or access provided by LSG or a third party without breaching any obligations of LSG, you or such third party or was otherwise developed or obtained legally and independently by the person to whom disclosed without a breach of this Agreement. Notwithstanding the foregoing, you may disclose Confidential Information when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of LSG and its affiliates or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order you to divulge, disclose or make accessible such information. In the event that you are ordered by a court or other government agency to disclose any Confidential Information, you will (i) promptly notify LSG of such order, (ii) at LSG’s written request, diligently contest such order at the sole expense of LSG as expenses occur, and (iii) at LSG’s written request, seek to obtain, at the sole expense of LSG, such confidential treatment as may be available under applicable laws for any information disclosed under such order.

NON-COMPETITION/ NON-SOLICITATION:	In consideration of LSG’s provision of Confidential Information, the payments, benefits and other obligations of LSG to you pursuant to this Agreement, you hereby covenant and agree that, at all times during which you are employed by LSG and its affiliates and during the “Restricted Period” (as defined below), you will not, directly or indirectly, own any interest in, establish, manage, control, participate in (whether as an officer, director, manager, employee, partner, equity holder, member, agent, representative or otherwise), consult with, render services for, or in any other manner engage in any “Competing Business” (as defined below) anywhere in the in the “Restricted Area” (as defined below). “Competing Business” means any person, business or entity engaged in the research, development, manufacture, or sale of LED lighting devices, including but not limited to, LED lighting components, LED retrofit lamps, LED luminaires, LED fixtures and/or LED lighting systems, and any other business engaged in by LSG and its affiliates (collectively, the “Company Group”) as conducted, or proposed to be extended or expanded, by the Company Group as of the date of your termination. Nothing herein shall prohibit you from investing in stocks, bonds, or other securities in any business if: (i) such stocks, bonds, or other securities are listed on any United States securities exchange or are publicly traded in an over the counter market, and such investment does not exceed, in the case of any capital stock of any one issuer, two percent (2%) of the issued and outstanding capital stock, or in the case of bonds or other securities, two percent (2%) of the aggregate principal amount thereof issued and outstanding, or (ii) such investment is completely passive and no control or influence over the management or policies of such business is exercised. For purposes of this Non-Competition provision, the business of the Company Group shall only be “proposed to be extended or expanded” if: (i) you have actual knowledge of the proposed extension or expansion of the business of the Company Group on or prior to the date that your employment is terminated; and (ii) the proposed extension or expansion of the business is set forth in a written business plan of LSG.

In further consideration of LSG’s provision of Confidential Information, the payments, benefits and other obligations of LSG to you pursuant to this Agreement, you hereby covenant and agree that, at all times during which you are employed by LSG and its affiliates and during the Restricted Period, you will not, directly or indirectly, solicit or attempt to solicit, from any of LSG’s customers, customer prospects, vendors, suppliers, and/or consultants, any business competitive with the research, development, manufacture, or sale of LED lighting devices, including but not limited to, LED lighting components, LED retrofit lamps, LED luminaires, LED fixtures and/or LED lighting systems, and you will not otherwise attempt to persuade any of LSG’s customers, customer prospects, vendors, suppliers and/or consultants to end or reduce the amount of the business they conduct with LSG. This provision is limited to LSG customers, customer prospects, vendors, suppliers, and consultants who or which you did business with during your employment with LSG, you learned of during or as result of your employment with LSG or about or regarding whom or which you received Confidential Information.

In further consideration of LSG’s provision of Confidential Information, the payments, benefits and other obligations of LSG to you pursuant to this Agreement, you hereby covenant and agree that, at all times during which you are employed by LSG and its affiliates and during the Restricted Period, you will not hire, or assist anyone else to hire, any employee, consultant, or temporary employee of LSG or seek to persuade any employee, consultant, or temporary employee of LSG to discontinue employment or to become employed in any business which is directly or indirectly in competition with LSG’s business, nor seek to persuade any third party to discontinue a relationship with LSG.

You agree that, while you are employed, during the Restricted Period and subsequent to the completion or termination of the Restricted Period, you will, at LSG’s request and expense, execute all applications for United States and foreign patents, trademarks, copyrights, or other rights with respect to, and will otherwise provide assistance (including but not limited to the execution and delivery of instruments of further assurance or confirmation) to assign (and immediately upon creation will be deemed to have assigned), all Subject Intellectual Property to LSG and to permit LSG to enforce any patents, trademarks, copyrights, or other rights in and to Subject Intellectual Property. You agree not to file any patent, trademark, or copyright applications relating to Subject Intellectual Property. “Subject Intellectual Property” means all right, title, and interest to all patents and patent applications, all inventions, innovations, improvements, developments, methods, designs, recipes, formulas, analyses, drawings, reports and all similar or related information (in each case whether or not patentable), all copyrights and copyrightable works, all trade secrets, confidential information and know-how, and all other intellectual property rights that both (a) are or were conceived, reduced to practice, developed or made by you while employed by LSG and (b) either that (i) directly or indirectly relate to the actual or anticipated business, research and development or existing or future products or services of LSG, or (ii) are or were conceived, reduced to practice, developed or made using any of the equipment, supplies, facilities, assets or resources of LSG (including any intellectual property rights).

For purposes of this Agreement, and except as provided below, the “Restricted Period” shall mean a period of up to twenty-four (24) months following the date on which your employment is terminated, as such period is determined by LSG in its sole discretion and communicated to you in writing; provided, that, during such Restricted Period, LSG will pay you an amount equal to your Base Salary for such period, which shall be payable to you in substantially equal installments in accordance with LSG’s payroll practices; provided, further, that such payments (i) are conditioned upon your executing and returning to LSG (and not revoking) the Waiver and Release, (ii) are further conditioned on your compliance with all post-termination obligations in this Agreement, and (iii) shall be reduced by the amount of any severance payments for such period paid to you under this Agreement. Notwithstanding the forgoing, if your employment is terminated by LSG or its successor without Cause or you resign for Good Reason within two (2) years after a Change in Control, the “Restricted Period” shall mean a period of up to twenty-four (24) months following the date on which your employment is terminated, as such period is determined by LSG in its sole discretion and communicated to you in writing; provided, that, during such Restricted Period, LSG will pay you an amount equal to one-half of your Base Salary for such period, which shall be payable to you in substantially equal installments in accordance with LSG’s payroll practices; provided, further, that such payments (i) are conditioned upon your executing and returning to LSG (and not revoking) the Waiver and Release, (ii) are further conditioned on your compliance with all post-termination obligations in this Agreement, and (iii) shall not be reduced by the amount of any severance payments for such period payable to you under this Agreement.

For purposes of this Agreement, “Restricted Area” means, because LSG is engaged in business throughout the United States and you have responsibility for and/or will perform services for or regarding LSG throughout the United States, the United States, and every country in which LSG conducts business during your employment with LSG and for or regarding which you had responsibilities or performed services.

APPLICATION OF SECTION 409A:	Each payment under this Agreement is intended to be exempt from Section 409A or in compliance with Section 409A, and the provisions of this Agreement will be administered, interpreted and construed accordingly. Without limiting the generality of the foregoing, the term “termination” of employment or any similar term used herein will be interpreted to mean “separation from service” within the meaning of Section 409A to the extent necessary to comply with Section 409A. In addition, notwithstanding any provision of this Agreement to the contrary, any payment that is subject to the six-month delay under Section 409A(a)(2)(B) of the Internal Revenue Code for a “specified employee”, if applicable, shall not be paid or commence until the earliest of: (i) the first day of the seventh month after your date of termination, (ii) the date of your death, or (iii) such earlier date as complies with the requirements of Section 409A. Each payment hereunder subject to Section 409A shall be considered a separate payment for purposes thereof. All reimbursements or provision of in-kind benefits pursuant to this Agreement shall be made in accordance with Treas. Reg. § 1.409A-3(i)(1)(iv) such that the reimbursement or provision will be deemed payable at a specified time or on a fixed schedule relative to a permissible payment event. Specifically, the amount reimbursed or in-kind benefits provided under this Agreement during your taxable year may not affect the amounts reimbursed or provided in any other taxable year (except that total reimbursements may be limited by a lifetime maximum under a group health plan), the reimbursement of an eligible expense shall be made on or before the last day of your taxable year following the taxable year in which the expense was incurred, and the right to reimbursement or provision of in-kind benefit is not subject to liquidation or exchange for another benefit.

ASSIGNMENT:	You may not transfer, delegate, or assign this Agreement or your obligations hereunder. LSG may transfer or assign this Agreement to a company or firm that succeeds to the business of LSG or into which LSG merges.

NOTICES:	Any notice or other communication that one party desires to give to the other under this Agreement shall be in writing, and shall be deemed effectively given upon (i) receipt by personal delivery, (ii) receipt by transmission by facsimile or electronic mail or (iii) the third business day following deposit in any United States mail box, by registered or certified mail, postage prepaid, addressed to the other party at the address set forth below or at such other address as a party may designate by 15 days advance notice to the other party pursuant to the provisions of this section.

If to you: James F. Haworth 10820 Bear Island Ave. Orland Park, Illinois 60467 If to the Company: Lighting Science Group Corporation 1227 South Patrick Drive Building 2A Satellite Beach, FL 32937

All other matters concerning your employment which are not specifically described in this Agreement will be in accordance with LSG’s standard practices and procedures.

Signing below will signify your acceptance of this offer of employment under the terms of this Agreement. This Agreement contains the entire agreement and understanding between you and LSG and supersedes any prior or contemporaneous agreements, understandings, communications, offers, representations, warranties, or commitments by or on behalf of LSG and its affiliates (either oral or written). The terms of your employment may, in the future, be amended but only in writing, signed by you and signed by a duly authorized officer on behalf of LSG. No waiver of any term of this Agreement will be valid unless made in writing and signed by the party waiving such term. A waiver by any party of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach by that same party.

In the event a dispute arises, this Agreement, including the validity, interpretation, construction and performance of this Agreement, shall be governed by and construed in accordance with the substantive laws of the State of Florida. Jurisdiction for resolution of any disputes shall be solely in Florida.

[Signature page follows]

If these terms are agreeable to you, please sign and date two copies of this Agreement in the appropriate space at the bottom and return one copy to my attention at the address above (retaining the other copy for your files). This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Sincerely,

LIGHTING SCIENCE GROUP CORPORATION

By:	/s/ John Stanley, COO
April 27, 2011

Acknowledged and Agreed to:

By:	/s/ James Haworth

Date:	4/28/2011